Dreyfus Strategic Municipals, Inc.

SEMIANNUAL REPORT March 31, 2007



Dreyfus Strategic Municipals, Inc.

Protecting Your Privacy
Our Pledge to You

THE FUND IS COMMITTED TO YOUR PRIVACY. On this page, you will find the Fund's policies and practices for collecting, disclosing, and safeguarding "nonpublic personal information," which may include financial or other customer information. These policies apply to individuals who purchase Fund shares for personal, family, or household purposes, or have done so in the past. This notification replaces all previous statements of the Fund's consumer privacy policy, and may be amended at any time. We'll keep you informed of changes as required by law.

YOUR ACCOUNT IS PROVIDED IN A SECURE ENVIRONMENT. The Fund maintains physical, electronic and procedural safeguards that comply with federal regulations to guard nonpublic personal information. The Fund's agents and service providers have limited access to customer information based on their role in servicing your account.

THE FUND COLLECTS INFORMATION IN ORDER TO SERVICE AND ADMINISTER YOUR ACCOUNT. The Fund collects a variety of nonpublic personal information, which may include:

- Information we receive from you, such as your name, address, and social security number.
- Information about your transactions with us, such as the purchase or sale of Fund shares.
- Information we receive from agents and service providers, such as proxy voting information.

THE FUND DOES NOT SHARE NONPUBLIC PERSONAL INFORMATION WITH ANYONE, EXCEPT AS PERMITTED BY LAW.

Thank you for this opportunity to serve you.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Strategic Municipals, Inc., covering the six-month period from October 1, 2006, through March 31, 2007.

Recent volatility in U.S. stock and bond markets has suggested to us that investors' appetite for risk may be waning. Until late February 2007, the appetite for risk was relatively high, even in market sectors where the danger of fundamental deterioration was clear, such as "sub-prime" mortgages. While overall valuation levels within the broad stock and bond markets seemed appropriate to us, prices of many lower-quality assets did not fully compensate investors for the risks they typically entail.

Heightened volatility sometimes signals a shift in the economy, but we do not believe this currently is the case. We continue to expect a midcycle economic slowdown and a monetary policy of "prolonged pause and eventual ease." Tightness in the labor market should ease, with the unemployment rate driven somewhat higher by housing-related layoffs. While we believe there will be a gradual moderation of both CPI and PCE "core" inflation — a measure of underlying long-term inflation that generally excludes energy and food products — we expect the Fed to remain vigilant against inflation risks as it continues to closely monitor upcoming data. As always, your financial advisor can help you identify the investments that may help you potentially profit from these trends and maintain an asset allocation strategy that's suited for your needs.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
April 16, 2007



DISCUSSION OF FUND PERFORMANCE

W. Michael Petty, Portfolio Manager

How did Dreyfus Strategic Municipals perform during the reporting period?

For the six-month period ended March 31, 2007, the fund achieved a total return of 2.78% (on a net asset value basis).[1] During the same period, the fund provided income dividends of $0.252 per share, which is equal to a distribution rate of 5.27%.[2]

Municipal bonds fared relatively well over the reporting period in an environment of moderate economic growth, low inflation and stable interest rates. The fund's performance benefited from its holdings of lower-rated securities as well as its overweighted position at the longer end of the market's maturity range.

What is the fund's investment approach?

The fund's investment objective is to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. Under normal market conditions, the fund invests at least 80% of its net assets in municipal obligations. Generally, the fund invests at least 50% of its net assets in municipal bonds considered investment-grade or the unrated equivalent as determined by Dreyfus in the case of bonds, and in the two highest-rating categories or the unrated equivalent as determined by Dreyfus in the case of short-term obligations having or deemed to have maturities of less than one year.

To this end, we have constructed a portfolio derived from seeking income opportunities through analysis of each bond's structure, including paying close attention to each bond's yield, maturity and early redemption features.

Over time, many of the fund's relatively higher-yielding bonds mature or are redeemed by their issuers, and we generally attempt to replace those bonds, as opportunities arise, with investments consistent with the fund's investment policies. When we believe an opportunity exists, we also may seek to upgrade the portfolio's investments with newly issued bonds that, in our opinion, have better structural or income characteristics than existing holdings.

What other factors influenced the fund's performance?

The municipal bond market generally rallied over much of the reporting period as energy prices declined from their previous record highs, the rate of U.S. economic growth slowed and investors became less concerned about inflation. The Federal Reserve Board (the "Fed") lent credence to a more benign inflation outlook when it refrained from changing short-term interest rates throughout the reporting period. A bout of heightened market volatility interrupted the rally in late February and early March, when sharp declines in foreign equity markets and turmoil in the U.S. sub-prime mortgage market raised economic concerns. However, the market's decline in March was not enough to fully offset better performance over the first five months of the reporting period.

Favorable supply-and-demand factors generally put upward pressure on municipal bond prices during the reporting period. Although some states recently have experienced tax revenue shortfalls due to soft housing markets and slower economic growth, other states continued to receive more tax revenue than originally projected in the growing economy, reducing their need to borrow. Issuance of new municipal bonds surged to a new record high toward the end of 2006, but the increased supply was readily absorbed by robust investor demand, including non-traditional investors such as hedge funds, leveraged institutional traders and even foreign investors.

In this environment, the fund's income stream continued to benefit from its core holdings of seasoned municipal bonds, most of which were purchased at higher yields than are available from comparable securities in today's investment environment. In addition, the fund's returns for the reporting period were bolstered when it was announced that a significant number of its holdings would be redeemed by their issuers on their first available "call" dates, with the funds for redemption placed in escrow. These developments pushed prices of the affected bonds upward as the market "repriced" the securities in light of their newly certain redemption dates.

The fund's relatively heavy exposure to bonds in the 15- to 20-year maturity range also helped support returns as inflation concerns eased and longer-term bond prices rose. In addition, the fund received strong contributions to performance from its holdings of lower-rated tax-exempt securities, including municipal bonds issued on behalf of corporations and securities backed by the states' settlement of litigation with U.S. tobacco companies.

What is the fund's current strategy?

We generally have maintained the income-oriented strategy that has guided the fund's management for some time. However, heightened volatility in U.S. equity markets, rising delinquencies in the sub-prime mortgage sector of the bond market and slowing U.S. economic growth have made us more acutely aware of credit risks. Although we expect the Fed to remain on the sidelines for the foreseeable future, we expect its next move, when it eventually comes, to be a reduction in short-term interest rates. In our view, the fund currently is well positioned should the Fed begin to ease monetary policy later this year.

April 16, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid, based upon net asset value per share. Past performance is no guarantee of future results. Market price per share, net asset value per share and investment return fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect until May 31, 2007, at which time it may be extended, modified or terminated. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *Distribution rate per share is based upon dividends per share paid from net investment income during the period, divided by the market price per share at the end of the period.*

STATEMENT OF INVESTMENTS

March 31, 2007 (Unaudited)

Long-Term Municipal Investments—153.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama—5.2%				
Houston County Health Care Authority, GO (Insured; AMBAC)	6.25	10/1/09	8,000,000 [a]	8,559,360
Jefferson County, Limited Obligation School Warrants	5.25	1/1/18	16,000,000	17,187,040
Jefferson County, Limited Obligation School Warrants	5.50	1/1/22	4,000,000	4,340,640
Alaska—.7%				
Alaska Housing Finance Corporation, General Mortgage Revenue (Insured; MBIA)	6.00	6/1/49	4,000,000	4,162,520
Arizona—3.7%				
Arizona Health Facilities Authority, Health Care Facilities Revenue (The Beatitudes Campus Project)	5.10	10/1/22	3,000,000	3,042,180
Maricopa County Pollution Control Corporation, PCR (Public Service Company of New Mexico Palo Verde Project)	5.75	11/1/22	6,000,000	6,068,640
Navajo County Industrial Development Authority, IDR (Stone Container Corporation Project)	7.40	4/1/26	1,585,000	1,623,183
Scottsdale Industrial Development Authority, HR (Scottsdale Healthcare)	5.80	12/1/11	6,000,000 [a]	6,571,140
Tucson, Water System Revenue (Insured; FGIC)	5.00	7/1/12	3,500,000 [a]	3,719,520
Arkansas—1.6%				
Arkansas Development Finance Authority, SFMR (Mortgage Backed Securities Program) (Collateralized: FNMA and GNMA)	6.25	1/1/32	2,605,000	2,657,387
Little Rock School District (Insured; FSA)	5.25	2/1/10	6,000,000 [a]	6,255,300
California—10.6%				
California, GO	5.25	4/1/34	5,000,000	5,347,900
California, GO (Various Purpose)	5.00	2/1/14	10,000,000 [a]	10,812,900

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California, GO (Various Purpose)	5.50	4/1/14	3,385,000 [a]	3,770,010
California, GO (Various Purpose)	5.00	9/1/30	10,000,000	10,533,200
California Pollution Control Financing Authority, SWDR (Keller Canyon Landfill Company Project)	6.88	11/1/27	2,000,000	2,011,840
California Statewide Communities Development Authority, Revenue (Bentley School)	6.75	7/1/32	2,000,000	2,169,600
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.80	6/1/13	8,100,000 [a]	9,902,736
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.90	6/1/13	2,000,000 [a]	2,455,060
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.75	6/1/47	8,000,000	8,509,200
State Public Works Board of California, LR Department of General Services (Butterfield State Office Complex)	5.25	6/1/30	5,000,000	5,325,800
Colorado—5.0%				
Beacon Point Metropolitan District, GO	6.25	12/1/35	2,000,000	2,148,500
Colorado Housing Finance Authority (Single Family Program) (Collateralized; FHA)	6.60	8/1/32	1,920,000	2,026,176
Denver City and County, Special Facilities Airport Revenue (United Airlines Project)	6.88	10/1/32	7,135,000	7,295,537
Northwest Parkway Public Highway Authority, Revenue	7.13	6/15/41	10,750,000	11,572,482
Salida Hospital District, HR	5.25	10/1/36	3,500,000	3,561,565

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Colorado (continued)				
Southlands Metropolitan District Number 1, GO	7.13	12/1/34	2,000,000	2,222,720
Florida−4.7%				
Deltona, Utilities System Revenue (Insured; MBIA)	5.13	10/1/27	6,000,000	6,328,680
Florida Housing Finance Corporation, Housing Revenue (Nelson Park Apartments) (Insured; FSA)	6.40	3/1/40	5,000	5,251
Municipal Securities Trust Certificates (Florida Housing Finance Corporation, Housing Revenue−Nelson Park Apartments) (Insured; FSA)	10.10	3/1/40	12,375,000 b,c	12,996,555
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/09	45,000 a	47,857
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/26	1,955,000	2,056,113
Palm Beach County School Board, COP (Master Lease Purchase Agreement) (Insured; FGIC)	5.00	8/1/29	5,470,000	5,717,189
Georgia−2.2%				
Augusta, Water and Sewer Revenue (Insured; FSA)	5.25	10/1/39	3,000,000	3,219,900
Brooks County Development Authority, Senior Health and Housing Facilities Revenue (Presbyterian Home, Quitman, Inc.) (Collateralized; GNMA)	5.70	1/20/39	4,445,000	4,899,946
Milledgeville-Baldwin County Development Authority, Revenue (Georgia College and State Foundation)	6.00	9/1/13	2,090,000	2,300,045
Milledgeville-Baldwin County Development Authority, Revenue (Georgia College and State Foundation)	6.00	9/1/33	2,000,000	2,204,420

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Hawaii−.4%				
Hawaii Department of Transportation, Special Facility Revenue (Caterair International Corporation)	10.13	12/1/10	2,400,000	2,402,400
Idaho−.6%				
Power County Industrial Development Corporation, SWDR (FMC Corporation Project)	6.45	8/1/32	3,250,000	3,450,362
Illinois−12.0%				
Cary, Special Service Area Number One, Special Tax Bonds (Insured; Radian)	5.00	3/1/30	1,950,000	2,017,294
Chicago (Insured; FGIC)	6.13	7/1/10	14,565,000 [a]	15,792,101
Chicago, SFMR (Collateralized: FHLMC, FNMA and GNMA)	6.55	4/1/33	2,990,000	3,031,322
Chicago, Wastewater Transmission Revenue (Insured; MBIA)	6.00	1/1/10	3,000,000 [a]	3,211,230
Chicago O'Hare International Airport, Special Facilities Revenue (American Airlines Inc. Project)	8.20	12/1/24	6,500,000	6,591,000
Illinois Educational Facilities Authority, Revenue (Northwestern University)	5.00	12/1/38	5,000,000	5,211,100
Illinois Educational Facilities Authority, Revenue (University of Chicago) (Insured; MBIA)	5.13	7/1/08	5,000 [a]	5,140
Illinois Health Facilities Authority, Revenue (Advocate Health Care Network)	6.13	11/15/10	4,020,000 [a]	4,348,394
Illinois Health Facilities Authority, Revenue (OSF Healthcare System)	6.25	11/15/09	7,730,000 [a]	8,299,624
Illinois Health Facilities Authority, Revenue (Swedish American Hospital)	6.88	5/15/10	4,960,000 [a]	5,415,626

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Illinois (continued)				

Illinois Housing Development
  Authority, Homeowner
  Mortgage Revenue
	5.10	8/1/31	5,555,000	5,740,204

Lombard Public Facilities
  Corporation, Conference Center
  and Hotel First Tier Revenue
	7.13	1/1/36	3,500,000	3,771,565

Metropolitan Pier and Exposition
  Authority, Dedicated State Tax
  Revenue (McCormick Place
  Expansion) (Insured; MBIA)
	5.25	6/15/42	5,325,000	5,688,538

Indiana—2.1%				
Franklin Township School Building Corporation, First Mortgage Bonds	6.13	7/15/10	6,500,000 a	7,110,740
Indiana Housing Finance Authority, SFMR	5.95	1/1/29	635,000	644,976

Petersburg,
  SWDR (Indianapolis Power and
  Light Company Project)
	6.38	11/1/29	4,150,000	4,495,861

Kansas—7.4%				

Kansas Development Finance
  Authority, Health Facilities
  Revenue (Sisters of Charity of
  Leavenworth Health Services
  Corporation)
	6.25	12/1/28	3,000,000	3,222,060

Kansas Development Finance
  Authority, Revenue (Kansas
  Board of Regents-Scientific
  Research and Development
  Facilities Projects)
  (Insured; AMBAC)
	5.00	10/1/21	5,290,000	5,643,002

Sedgwick and Shawnee Counties,
  SFMR (Mortgage-Backed
  Securities Program) (Collateralized:
  FHLMC, FNMA and GNMA)
	5.25	12/1/38	4,000,000	4,219,520

Sedgwick and Shawnee Counties,
  SFMR (Mortgage-Backed
  Securities Program) (Collateralized:
  FNMA and GNMA)
	6.30	12/1/32	4,795,000	4,840,984

Sedgwick and Shawnee Counties,
  SFMR (Mortgage-Backed
  Securities Program) (Collateralized:
  FNMA and GNMA)
	6.45	12/1/33	10,150,000	10,881,510

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Kansas (continued)				
Sedgwick and Shawnee Counties, SFMR (Mortgage-Backed Securities Program) (Collateralized: FNMA and GNMA)	5.70	12/1/35	2,745,000	2,855,404
Wichita, Hospital Facilities Improvement Revenue (Via Christi Health System Inc.)	6.25	11/15/24	10,000,000	10,579,500
Kentucky−1.2%				
Kentucky Area Development Districts Financing Trust, COP (Lease Acquisition Program)	5.50	5/1/27	2,000,000	2,121,080
Kentucky Economic Development Finance Authority, MFHR (Christian Care Communities Projects) (Collateralized; GNMA)	5.25	11/20/25	2,370,000	2,576,617
Kentucky Economic Development Finance Authority, MFHR (Christian Care Communities Projects) (Collateralized; GNMA)	5.38	11/20/35	1,805,000	1,974,201
Louisiana−.3%				
Saint James Parish, SWDR (Freeport-McMoRan Partnership Project)	7.70	10/1/22	1,405,000	1,439,521
Maine−.5%				
Maine Housing Authority, Mortgage Purchase	5.30	11/15/23	2,825,000	2,937,520
Maryland−2.3%				
Maryland Community Development Administration, Department of Housing and Community Development, Residential Revenue	5.75	9/1/37	2,500,000	2,677,875
Maryland Economic Development Corporation, Senior Student Housing Revenue (University of Maryland, Baltimore Project)	5.75	10/1/33	4,500,000	4,525,425
Maryland Economic Development Corporation, Student Housing Revenue (University of Maryland, College Park Project)	6.50	6/1/13	3,000,000 [a]	3,467,430

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Maryland (continued)				
Maryland Health and Higher Educational Facilities Authority, Revenue (Maryland Institute College of Art Issue)	5.00	6/1/30	2,500,000	2,590,050
Massachusetts—2.4%				
Massachusetts Health and Educational Facilities Authority, Revenue (Civic Investments Issue)	9.00	12/15/15	1,800,000	2,189,700
Massachusetts Health and Educational Facilities Authority, Revenue (Partners Healthcare System)	5.75	7/1/32	5,000,000	5,386,050
Massachusetts Industrial Finance Agency, RRR (Ogden Haverhill Project)	5.60	12/1/19	6,000,000	6,223,200
Michigan—6.9%				
Charyl Stockwell Academy, COP	5.90	10/1/35	2,580,000	2,708,149
Detroit School District, School Building and Site Improvement (Insured; FGIC)	5.00	5/1/28	5,000,000	5,197,700
Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project)	6.00	7/1/35	5,930,000	6,515,647
Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project)	6.25	7/1/40	3,000,000	3,341,940
Michigan Hospital Finance Authority, Revenue (Ascension Health Credit Group)	6.13	11/15/09	5,000,000 [a]	5,349,050
Michigan Strategic Fund, LOR (The Detroit Edison Company Exempt Facilities Project) (Insured; XLCA)	5.25	12/15/32	3,000,000	3,151,230
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	13,500,000	13,500,270

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Minnesota–4.9%				
Dakota County Community Development Agency, SFMR (Mortgage-Backed Securities Program) (Collateralized: FHLMC, FNMA and GNMA)	5.15	12/1/38	2,500,000	2,600,275
Dakota County Community Development Agency, SFMR (Mortgage-Backed Securities Program) (Collateralized: FHLMC, FNMA and GNMA)	5.30	12/1/39	4,986,822	5,299,795
Duluth Economic Development Authority, Health Care Facilities Revenue (Saint Luke's Hospital)	7.25	6/15/32	5,000,000	5,531,450
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/25	2,000,000	2,219,160
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/30	2,000,000	2,211,620
Saint Paul Port Authority, Hotel Facility Revenue (Radisson Kellogg Project)	7.38	8/1/08	3,000,000 [a]	3,228,540
United Hospital District of Todd, Morrison, Cass and Wadena Counties, GO Health Care Facilities Revenue (Lakewood Health System)	5.13	12/1/24	1,500,000	1,562,115
Winona, Health Care Facilities Revenue (Winona Health Obligated Group)	6.00	7/1/26	5,000,000	5,460,600
Mississippi–3.3%				
Clairborne County, PCR (System Energy Resources, Inc. Project)	6.20	2/1/26	4,545,000	4,562,907

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Mississippi (continued)				
Mississippi Business Finance Corporation, PCR (System Energy Resources, Inc. Project)	5.88	4/1/22	14,310,000	14,465,407
Missouri−2.8%				
Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project)	5.38	12/1/27	2,000,000	2,089,640
Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project)	5.50	12/1/32	4,500,000	4,734,180
Missouri Development Finance Board, Infrastructure Facilities Revenue (Independence, Crackerneck Creek Project)	5.00	3/1/28	2,000,000	2,087,660
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (Saint Anthony's Medical Center)	6.25	12/1/10	6,750,000 [a]	7,392,937
Montana−.2%				
Montana Board of Housing, SFMR	6.45	6/1/29	1,350,000	1,378,458
Nevada−2.8%				
Clark County, IDR (Nevada Power Company Projects)	5.60	10/1/30	3,000,000	3,019,800
Washoe County, GO Convention Center Revenue (Reno-Sparks Convention and Visitors Authority) (Insured; FSA)	6.40	1/1/10	12,000,000 [a]	12,860,880
New Hampshire−2.5%				
New Hampshire Business Finance Authority, PCR (Public Service Company of New Hampshire) (Insured; AMBAC)	6.00	5/1/21	7,000,000	7,288,400
New Hampshire Health and Educational Facilities Authority, Revenue (Exeter Project)	6.00	10/1/24	1,000,000	1,095,010

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Hampshire (continued)				
New Hampshire Health and Educational Facilities Authority, Revenue (Exeter Project)	5.75	10/1/31	1,000,000	1,062,610
New Hampshire Industrial Development Authority, PCR (Connecticut Light and Power Company Project)	5.90	11/1/16	5,000,000	5,134,450
New Jersey—4.5%				
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.75	6/15/34	2,500,000	2,690,050
New Jersey Economic Development Authority, Special Facility Revenue (Continental Airlines, Inc. Project)	6.25	9/15/29	3,000,000	3,103,710
New Jersey Transportation Trust Fund Authority (Transportation System)	5.25	12/15/22	5,000,000	5,589,800
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/13	5,640,000 a	6,645,950
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	4.75	6/1/34	7,000,000	6,607,090
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/41	1,000,000	976,400
New Mexico—1.3%				
Farmington, PCR (Tucson Electric Power Company San Juan Project)	6.95	10/1/20	4,000,000	4,121,360
New Mexico Mortgage Finance Authority, Single Family Mortgage Program Revenue (Collateralized: FHLMC, FNMA and GNMA)	7.00	9/1/31	1,475,000	1,496,564

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Mexico (continued)				
New Mexico Mortgage Finance Authority, Single Family Mortgage Program Revenue (Collateralized: FHLMC, FNMA and GNMA)	6.15	7/1/35	1,795,000	1,914,655
New York–9.4%				
Hudson Yards Infrastructure Corporation, Hudson Yards Senior Revenue	5.00	2/15/47	5,000,000	5,241,600
Long Island Power Authority, Electric System General Revenue (Insured; FSA)	5.73	12/1/16	20,000,000 b,c	20,540,500
New York City	5.00	8/1/28	10,000,000	10,560,600
New York City Industrial Development Agency, Liberty Revenue (7 World Trade Center Project)	6.25	3/1/15	3,000,000	3,185,760
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	8.00	8/1/28	2,800,000	3,478,356
Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured) (Insured; AMBAC)	5.25	6/1/21	5,000,000	5,365,250
Triborough Bridge and Tunnel Authority, Revenue	5.25	11/15/30	5,220,000	5,566,504
North Carolina–.6%				
Gaston County Industrial Facilities and Pollution Control Financing Authority, Exempt Facilities Revenue (National Gypsum Company Project)	5.75	8/1/35	3,000,000	3,164,070
North Dakota–.1%				
North Dakota Housing Finance Agency, Home Mortgage Revenue (Housing Finance Program)	6.15	7/1/31	845,000	861,148
Ohio–3.6%				
Canal Winchester Local School District (Insured; MBIA)	0.00	12/1/29	3,955,000	1,461,491

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Ohio (continued)				
Canal Winchester Local School District (Insured; MBIA)	0.00	12/1/31	3,955,000	1,332,163
Cleveland State University, General Receipts (Insured; FGIC)	5.00	6/1/34	5,000,000	5,249,850
Cuyahoga County, Revenue	6.00	1/1/32	750,000	827,842
Ohio Air Quality Development Authority, PCR (The Cleveland Electric Illuminating Company Project) (Insured; ACA)	6.10	8/1/20	3,000,000	3,075,960
Ohio Water Development Authority, PCR (The Cleveland Electric Illuminating Company Project) (Insured; ACA)	6.10	8/1/20	4,350,000	4,460,142
Toledo Lucas County Port Authority, Airport Revenue (Baxter Global Project)	6.25	11/1/13	3,900,000	4,119,024
Oklahoma—2.6%				
Oklahoma Housing Finance Agency, SFMR (Homeownership Loan Program)	7.55	9/1/28	1,135,000	1,153,773
Oklahoma Housing Finance Agency, SFMR (Homeownership Loan Program) (Collateralized: FNMA and GNMA)	7.55	9/1/27	960,000	988,147
Oklahoma Industries Authority, Health System Revenue (Obligated Group) (Insured; MBIA)	5.75	8/15/09	5,160,000 [a]	5,452,108
Oklahoma Industries Authority, Health System Revenue (Obligated Group) (Insured; MBIA)	5.75	8/15/29	7,070,000	7,411,693
Pennsylvania—4.7%				
Abington School District, GO (Insured; FSA)	5.13	10/1/14	4,085,000 [a]	4,452,160
Lehman Municipal Trust Receipts (Pennsylvania Economic Development Financing Authority)	7.05	6/1/31	9,310,000 [b,c]	9,710,749
Pennsylvania Economic Development Financing Authority, Exempt Facilities Revenue (Reliant Energy Seward, LLC Project)	6.75	12/1/36	2,500,000	2,755,100

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Philadelphia Authority for Industrial Development, Revenue (Please Touch Museum Project)	5.25	9/1/31	2,500,000	2,646,500
Philadelphia Authority for Industrial Development, Revenue (Please Touch Museum Project)	5.25	9/1/36	2,500,000	2,634,725
State Public School Building Authority, School LR (School District of Philadelphia Project) (Insured; FSA)	4.50	6/1/36	5,000,000	4,939,650
South Carolina—4.8%				
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.50	12/1/12	5,000 [a]	5,485
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	7.08	12/1/28	20,020,000 [b,c]	21,960,839
Greenville Hospital System, Hospital Facilities Revenue (Insured; AMBAC)	5.50	5/1/26	5,000,000	5,338,100
Tennessee—3.4%				
Johnson City Health and Educational Facilities Board, Hospital First Mortgage Revenue (Mountain States Health Alliance)	7.50	7/1/25	5,000,000	5,819,450
Johnson City Health and Educational Facilities Board, Hospital First Mortgage Revenue (Mountain States Health Alliance)	7.50	7/1/33	3,000,000	3,482,430
Memphis Center City Revenue Finance Corporation, Sports Facility Revenue (Memphis Redbirds Baseball Foundation Project)	6.50	9/1/28	10,000,000	10,008,400
Texas—14.7%				
Alliance Airport Authority Inc., Special Facilities Revenue (American Airlines, Inc. Project)	5.75	12/1/29	5,000,000 [d]	5,080,050

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
Alliance Airport Authority Inc., Special Facilities Revenue (American Airlines, Inc. Project)	7.50	12/1/29	7,500,000	7,506,975
Austin Convention Enterprises Inc., Convention Center Hotel First Tier Revenue	6.70	1/1/11	4,000,000 a	4,412,880
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Facility Improvement Corporation Revenue (American Airlines, Inc.)	6.38	5/1/35	10,630,000	11,017,463
Gulf Coast Industrial Development Authority, Environmental Facilities Revenue (Microgy Holdings Project)	7.00	12/1/36	6,000,000	6,464,340
Harris County Health Facilities Development Corporation, HR (Memorial Hermann Healthcare System)	6.38	6/1/11	8,500,000 a	9,424,375
Houston, Airport System Special Facilities Revenue (Continental Airlines, Inc. Terminal E Project)	6.75	7/1/29	5,125,000	5,491,591
Houston, Airport System Special Facilities Revenue (Continental Airlines, Inc. Terminal E Project)	7.00	7/1/29	3,800,000	4,118,326
Sabine River Authority, PCR (TXU Electric Company Project)	6.45	6/1/21	11,300,000	11,808,952
Sam Rayburn Municipal Power Agency, Power Supply System Revenue	5.75	10/1/21	6,000,000	6,521,760
Texas Department of Housing and Community Affairs, Home Mortgage Revenue (Collateralized: FHLMC, FNMA and GNMA)	9.89	7/2/24	1,050,000 e	1,108,621
Texas Turnpike Authority, Central Texas Turnpike System Revenue (Insured; AMBAC)	5.75	8/15/38	7,100,000	7,734,598

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
Tyler Health Facilities Development Corporation, HR (East Texas Medical Center Regional Healthcare System Project)	6.75	11/1/25	3,000,000	3,026,370
Vermont−.2%				
Vermont Housing Finance Agency, SFHR (Insured; FSA)	6.40	11/1/30	1,035,000	1,037,339
Virginia−2.1%				
Greater Richmond Convention Center Authority, Hotel Tax Revenue (Convention Center Expansion Project)	6.25	6/15/10	10,500,000 [a]	11,407,305
Pittsylvania County Industrial Development Authority, Exempt Facility Revenue (Multitrade of Pittsylvania County, L.P. Project)	7.65	1/1/10	600,000	633,468
Washington−2.2%				
Seattle, Water System Revenue (Insured; FGIC)	6.00	7/1/09	10,000,000 [a]	10,603,100
Washington Health Care Facilities Authority, Revenue (Kadlec Medical Center) (Insured; Assured Guaranty)	5.00	12/1/30	2,000,000	2,094,360
West Virginia−2.9%				
Braxton County, SWDR (Weyerhaeuser Company Project)	6.13	4/1/26	14,000,000	14,489,860
West Virginia Water Development Authority, Water Development Revenue (Insured; AMBAC)	6.38	7/1/39	2,250,000	2,431,440

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Wisconsin–8.1%				
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.08	6/1/27	12,480,000 [b,c]	13,352,352
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/28	22,995,000	25,904,787
Madison, IDR (Madison Gas and Electric Company Projects)	5.88	10/1/34	2,390,000	2,565,378
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Health Care, Inc.)	6.40	4/15/33	4,000,000	4,444,680
Wyoming–.8%				
Sweetwater County, SWDR (FMC Corporation Project)	5.60	12/1/35	4,500,000	4,793,580
U.S. Related–1.4%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	0.00	5/15/55	20,000,000	733,200
Guam Housing Corporation, SFMR (Guaranteed Mortgage-Backed Securities Program) (Collateralized; FHLMC)	5.75	9/1/31	965,000	1,049,428
Puerto Rico Highways and Transportation Authority, Transportation Revenue	6.00	7/1/10	6,000,000 [a]	6,488,460
Total Long-Term Municipal Investments (cost $829,603,091)				**882,396,284**

Short-Term Municipal Investments—1.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida—.5%				
Gainesville, Utilities System Revenue (Liquidity Facility; SunTrust Bank)	3.81	4/1/07	2,900,000 [f]	2,900,000
Kansas—.6%				
Kansas Development Finance Authority, Revenue (Sisters of Charity of Leavenworth Health System) (Liquidity Facility; JPMorgan Chase Bank)	3.77	4/1/07	3,600,000 [f]	3,600,000
Texas—.1%				
Texas Water Development Board, State Revolving Fund Subordinate Lien Revenue, Refunding (Liquidity Facility; JPMorgan Chase Bank)	3.82	4/1/07	400,000 [f]	400,000
Total Short-Term Municipal Investments (cost $6,900,000)				**6,900,000**
Total Investments (cost $836,503,091)			**154.9%**	**889,296,284**
Liabilities, Less Cash and Receivables			**(5.3%)**	**(30,055,930)**
Preferred Stock, at redemption value			**(49.6%)**	**(285,000,000)**
Net Assets Applicable to Common Shareholders			**100.0%**	**574,240,354**

a *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2007, these securities amounted to $78,560,995 or 13.7% of net assets applicable to Common Shareholders.*

c *Collateral for floating rate borrowings.*

d *Purchased on a delayed delivery basis.*

e *Inverse floater security—the interest rate is subject to change periodically.*

f *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	32.4
AA		Aa		AA	9.7
A		A		A	16.0
BBB		Baa		BBB	21.8
BB		Ba		BB	1.3
B		B		B	4.5
CCC		Caa		CCC	3.5
F1		MIG1/P1		SP1/A1	.4
Not Rated[g]		Not Rated[g]		Not Rated[g]	10.4
					100.0

[†] *Based on total investments.*

[g] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	836,503,091	889,296,284
Cash		389,193
Interest receivable		15,048,180
Prepaid expenses		9,164
		904,742,821
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		515,796
Payable for floating rate notes issued		39,155,000
Payable for investment securities purchased		5,065,200
Interest and related expenses payable		439,518
Dividends payable to Preferred Shareholders		73,924
Commissions payable		35,910
Accrued expenses		217,119
		45,502,467
Auction Preferred Stock, Series M,T,W,Th and F, par value $.001 per share (11,400 shares issued and outstanding at $25,000 per share liquidation preference)–Note 1		285,000,000
Net Assets applicable to Common Shareholders ($)		**574,240,354**
Composition of Net Assets ($):		
Common Stock, par value, $.001 per share (60,630,959 shares issued and outstanding)		60,631
Paid-in capital		571,612,831
Accumulated investment income–net		1,537,190
Accumulated net realized gain (loss) on investments		(51,763,491)
Accumulated net unrealized appreciation (depreciation) on investments		52,793,193
Net assets applicable to Common Shareholders ($)		**574,240,354**
Shares Outstanding		
(500 million shares authorized)		60,630,959
Net Asset Value, per share of Common Stock ($)		**9.47**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended March 31, 2007 (Unaudited)

Investment Income ($):	
Interest Income	**26,102,329**
Expenses:	
Management fee–Note 3(a)	3,217,574
Interest and related expenses	713,685
Commissions fees–Note 1	376,309
Custodian fees–Note 3(b)	62,477
Shareholder servicing costs	42,029
Professional fees	35,690
Shareholders' reports	33,103
Directors' fees and expenses–Note 3(c)	26,019
Registration fees	17,843
Miscellaneous	33,842
Total Expenses	**4,558,571**
Less–reduction in management fee due to undertaking–Note 3(a)	(429,010)
Net Expenses	**4,129,561**
Investment Income–Net	**21,972,768**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	2,127,605
Net realized gain (loss) on financial futures	(539,304)
Net Realized Gain (Loss)	**1,588,301**
Net unrealized appreciation (depreciation) on investments (including $412,152 net unrealized appreciation on financial futures)	(2,871,459)
Net Realized and Unrealized Gain (Loss) on Investments	**(1,283,158)**
Dividends on Preferred Stock	**(4,973,654)**
Net Increase in Net Assets Resulting from Operations	**15,715,956**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended March 31, 2007 (Unaudited)	Year Ended September 30, 2006
Operations ($):		
Investment income–net	21,972,768	40,256,756
Net realized gain (loss) on investments	1,588,301	2,341,497[a]
Net unrealized appreciation (depreciation) on investments	(2,871,459)	2,965,687[a]
Dividends on Preferred Stock	(4,973,654)	(8,930,919)
Net Increase (Decrease) in Net Assets Resulting from Operations	**15,715,956**	**36,633,021**
Dividends to Common Shareholders from ($):		
Investment income–net	**(15,268,334)**	**(31,506,090)**
Capital Stock Transactions ($):		
Dividends reinvested	**401,694**	**–**
Total Increase (Decrease) in Net Assets	**849,316**	**5,126,931**
Net Assets ($):		
Beginning of Period	573,391,038	568,264,107
End of Period	**574,240,354**	**573,391,038**
Undistributed (distributions in excess of) investment income–net	1,537,190	(193,590)
Capital Share Transactions (Shares):		
Increase in Shares Outstanding as a Result of Dividends Reinvested	**42,328**	**–**

[a] *These numbers have been restated. See Note 5.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements, and with respect to common stock, market price data for the fund's common shares.

	Six Months Ended March 31, 2007 (Unaudited)	Year Ended September 30,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	9.46	9.38	9.18	9.14	9.37	9.66
Investment Operations:						
Investment income−net [a]	.36	.66	.66	.63	.71	.81
Net realized and unrealized gain (loss) on investments	(.02)	.09	.21	.12	(.15)	(.35)
Dividends on Preferred Stock from investment income−net	(.08)	(.15)	(.10)	(.06)	(.07)	(.08)
Total from Investment Operations	.26	.60	.77	.69	.41	.38
Distributions to Common Shareholders:						
Dividends from investment income−net	(.25)	(.52)	(.57)	(.65)	(.72)	(.67)
Net asset value, end of period	9.47	9.46	9.38	9.18	9.14	9.37
Market value, end of period	9.56	9.18	8.87	8.86	9.38	10.11
Total Return (%) [b]	2.78 [c]	9.74	6.87	1.55	.33	11.89

	Six Months Ended March 31, 2007 (Unaudited)	Year Ended September 30,				
		2006	2005	2004	2003	2002
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets net assets applicable to Common Stock[d]	1.59[e,f]	1.55[g]	1.47[g]	1.43[g]	1.48[g]	1.48[g]
Ratio of net expenses to average net assets net assets applicable to Common Stock[d]	1.44[e,f]	1.40[g]	1.33[g]	1.43[g]	1.48[g]	1.48[g]
Ratio of net investment income to average net assets applicable to Common Stock[d]	7.66[e]	7.15	7.03	6.97	7.86	8.61
Ratio of total expenses to total average net assets	1.06[e,f]	1.03[g]	.98[g]	.94[g]	.97[g]	.98[g]
Ratio of net expenses to total average net assets	.96[e,f]	.93[g]	.89[g]	.94[g]	.97[g]	.98[g]
Ratio of net investment income to total average net assets	5.12[e]	4.75	4.67	4.59	5.15	5.69
Portfolio Turnover Rate	13.87[c,f]	31.44	27.96	27.31	54.79	36.81
Asset coverage of Preferred Stock, end of period	301	301	299	295	293	294
Net Assets, net of Preferred Stock, end of period ($ x 1,000)	574,240	573,391	568,264	556,235	549,676	554,757
Preferred Stock outstanding, end of period ($ x 1,000)	285,000	285,000	285,000	285,000	285,000	285,000

[a] *Based on average shares outstanding at each month end.*
[b] *Calculated based on market value.*
[c] *Not annualized.*
[d] *Does not reflect the effect of dividends to Preferred Stockholders.*
[e] *Annualized.*
[f] *Ratio of total expenses to average net assets, ratio of net expenses to average net assets and portfolio turnover rate have been adjusted to reflect participation in inverse floater structures.*
[g] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for prior periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5.*

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS (Unaudited)

NOTE 1—Significant Accounting Policies:

Dreyfus Strategic Municipals, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified closed-end management investment company. The fund's investment objective is to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). The fund's Common Stock trades on the New York Stock Exchange under the ticker symbol LEO.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

The fund has outstanding 2,280 shares of Series M, Series T, Series W, Series TH and Series F for a total of 11,400 shares of Auction Preferred Stock ("APS"), with a liquidation preference of $25,000 per share (plus an amount equal to accumulated but unpaid dividends upon liquidation). APS dividend rates are determined pursuant to periodic auctions. Deutsche Bank Trust Company America, as Auction Agent, receives a fee from the fund for its services in connection with such auctions. The fund also compensates broker-dealers generally at an annual rate of .25% of the purchase price of the shares of APS placed by the broker-dealer in an auction.

The fund is subject to certain restrictions relating to the APS. Failure to comply with these restrictions could preclude the fund from declaring any distributions to common shareholders or repurchasing common shares and/or could trigger the mandatory redemption of APS at liquidation value.

The holders of the APS, voting as a separate class, have the right to elect at least two directors. The holders of the APS will vote as a separate class on certain other matters, as required by law. The fund has designated Robin A. Melvin and John E. Zuccotti to represent holders of APS on the fund's Board of Directors.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) **Portfolio valuation:** Investments in municipal debt securities are valued on the last business day of each week and month by an independent pricing service (the "Service"). Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on the last business day of each week and month.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

(c) Dividends to shareholders of Common Stock ("Common Shareholders(s)"): Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

For Common Shareholders who elect to receive their distributions in additional shares of the fund, in lieu of cash, such distributions will be reinvested at the lower of the market price or net asset value per share (but not less than 95% of the market price) based on the record date's respective prices. If the net asset value per share on the record date is lower than the market price per share, shares will be issued by the fund at the record date's net asset value on the payable date of the distribution. If the net asset value per share is less than 95% of the market value, shares will be issued by the fund at 95% of the market value. If the market price is lower than the net asset value per share on the record date, The Bank of New York will purchase fund shares in the open market commencing on the payable date and reinvest those shares accordingly. As a result of purchasing fund shares in the open market, fund shares outstanding will not be affected by this form of reinvestment.

On March 29, 2007, the Board of Directors declared a cash dividend of $.042 per share from investment income-net, payable on April 30, 2007 to Common Shareholders of record as of the close of business on April 16, 2007.

(d) Dividends to shareholders of APS: For APS, dividends are currently reset every 7 days. The dividend rates in effect at March 31, 2007 were as follows: Series M-3.50%, Series T-3.75%, Series W-3.75%, Series TH-3.75% and Series F-3.75%.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $53,139,510 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to September 30, 2006. If not applied, $5,230,162 of the carryover expires in fiscal 2009, $76,128 expires in fiscal 2010, $20,575,114 expires in fiscal 2011 and $27,258,106 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended September 30, 2006 were as follows: tax exempt income $40,437,009. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended March 31, 2007, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average weekly net assets, inclusive of the outstanding auction preferred stock, and is payable monthly. The Agreement provides for an expense reimbursement from the Manager should the fund's aggregate expenses, exclusive of taxes, interest on borrowings, brokerage and extraordinary expenses, in any full fiscal year exceed the lesser of (1) the expense limitation of any state having jurisdiction over the fund or (2) 2% of the first $10 million, 1 1/2% of the next $20 million and 1% of the excess over $30 million of the average value of the fund's net assets. The fund has currently undertaken for the period from September 1, 2006 through May 31, 2007, to waive receipt of a portion of the fund's management fee, in the amount of .10 of the value of the fund's average weekly net assets (including net assets representing auction preferred stock outstanding). The reduction in management fee, pursuant to the undertaking, amounted to $429,010 during the period ended March 31, 2007.

(b) The fund compensates Mellon Trust of New England, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services to the fund. During the period ended March 31, 2007, the fund was charged $62,477 pursuant to the custody agreement.

During the period ended March 31, 2007, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $548,279, custodian fees $37,554 and chief compliance officer fees $3,067, which are offset against an expense reimbursement currently in effect in the amount of $73,104.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended March 31, 2007, amounted to $123,142,975 and $126,798,625, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require a fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, a fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. At March 31, 2007, there were no financial futures contracts outstanding.

At March 31, 2007, accumulated net unrealized appreciation on investments was $52,793,193, consisting of $53,656,306 gross unrealized appreciation and $863,113 gross unrealized depreciation.

At March 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Restatement:

Subsequent to the issuance of the September 30, 2006 financial statements, the fund determined that the transfers of certain tax-exempt municipal bond securities by the fund to special purpose bond trusts in connection with participation in inverse floater structures do not qualify for sale treatment under Statement of Financial Accounting Standard No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, and should have been accounted for as a secured borrowing.

The correction of the above item resulted in the restatement of the ratio of total and net expenses of the financial highlights table as shown below:

Ratio of Total Expenses	2006	2005	2004	2003	2002
Common Stock:					
As previously reported	1.37%	1.37%	1.38%	1.40%	1.38%
As restated	1.55%	1.47%	1.43%	1.48%	1.48%

Ratio of Net Expenses	2006	2005	2004	2003	2002
Common Stock:					
As previously reported	1.22%	1.23%	1.38%	1.40%	1.38%
As restated	1.40%	1.33%	1.43%	1.48%	1.48%

Ratio of Total Expenses	2006	2005	2004	2003	2002
Common and Preferred Stocks:					
As previously reported	.91%	.91%	.91%	.92%	.91%
As restated	1.03%	.98%	.94%	.97%	.98%

Ratio of Net Expenses	2006	2005	2004	2003	2002
Common and Preferred Stocks:					
As previously reported	.81%	.82%	.91%	.92%	.91%
As restated	.93%	.89%	.94%	.97%	.98%

This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value per share or total return.

In addition, the statement of changes in net assets were also restated as follows:

	2006 As Previously Reported	2006 As Restated
Statement of Changes in Net Assets:		
Net realized gain (loss) on investments	3,102,010	2,341,497
Net unrealized appreciation (depreciation) on investments	2,205,174	2,965,687

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S INVESTMENT ADVISORY AGREEMENT (Unaudited)

At a Meeting of the fund's Board of Directors held on November 6, 2006, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory services, and the fund's separate Administration Agreement, pursuant to which the Manager provides the fund with administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to the fund's Management Agreement. The Manager's representatives noted the fund's closed-end structure, the relationships the Manager has with various intermediaries, the different needs of each intermediary, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to fund shareholders. The Board noted the fund's asset size and considered that a closed-end fund is not subject to the inflows and outflows of assets as an open-end fund would be that would increase or decrease its asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee and Expense Ratio and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management

fee and expense ratio with a group of comparable "leveraged" funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in the fund's reports were comparisons of contractual and actual management fee rates and total operating expenses.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance on an net asset value and market price basis and placed significant emphasis on comparisons of total return performance for various periods ended September 30, 2006 and yield performance for one-year periods ended September 30th for the fund to the same group of funds as the fund's Expense Group (the "Performance Group") and to a group of funds that was broader than the fund's Expense Universe (the "Performance Universe") that also were selected by Lipper. The Manager previously had furnished the Board with a description of the methodology Lipper used to select the fund's Expense Group and Expense Universe, and Performance Group and Performance Universe. The Manager also provided a comparison of the fund's total returns to the fund's Lipper category average returns for the past 10 calendar years.

The Board reviewed the results of the Expense Group and Expense Universe comparisons for various periods ended September 30, 2006. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual management fee (based on net assets solely attributable to common stock after leverage) was higher than the Expense Group median and that the fund's actual management fee was higher than the Expense Group and Expense Universe medians. The Board also noted that the fund's total expense ratio (based on net assets solely attributable to common stock after leverage) was higher than the Expense Group and Expense Universe medians. The Board noted the undertaking in effect by the Manager over the past year to waive receipt of .10% of the fund's management fee and the Manager's commitment to continue such waiver through May 31, 2007.

With respect to the fund's performance on a net asset value basis, the Board noted that the fund achieved first or second quintile (the first quintile reflecting the highest performance ranking group) total return rankings in the Performance Group and Performance Universe for each reported time period up to 4 years. The Board noted that while the fund achieved total return results lower than the Performance Group and Performance Universe medians for the 5-year and 10-year periods, the fund was not leveraged prior to February 2000. On a yield performance basis, the Board noted that the fund's 1-year yields were at or higher than the Performance Group and Performance Universe medians for 8 of the 10 reported time periods. The Board noted that while the fund achieved total return results that were lower than the Performance Group and Performance Universe medians for the 5-year and 10-year periods, the fund was not leveraged prior to February 2000.

With respect to the fund's performance on a market price basis, the Board noted that the fund achieved a range total return results that were variously at, higher, or lower than the Performance Group and Performance Universe medians for each reported time period up to 10 years. On a yield performance basis, the Board noted that the fund achieved 1-year yields that were higher than the Performance Group and Performance Universe medians for 7 and 8 of the 10 reported time periods, respectively.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by investment companies managed by the Manager or its affiliates that were reported in the same Lipper category as the fund (the "Similar Funds"). It was noted that each Similar Fund also was a closed-end fund. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. The Manager's representatives noted that there were no similarly managed institutional separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager for the fund and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also had been informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of a fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including any decline in fund assets from the prior year, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Investment Advisory and Administration Agreements bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and the fund's overall performance and generally superior service levels provided. The Board also noted the Manager's waiver of receipt of a portion of the management fee over the past year and its effect on the profitability of the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on its discussions and considerations as described above, the fund's Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager to the fund are adequate and appropriate.

- The Board was satisfied with the fund's performance.

- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, including the Manager's undertaking to waive receipt of 0.10% of the fund's investment advisory fee through May 31, 2007, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with a fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

NOTES

OFFICERS AND DIRECTORS

Dreyfus Strategic Municipals, Inc.

200 Park Avenue
New York, NY 10166

Directors

Joseph S. DiMartino
David W. Burke
William Hodding Carter, III
Gordon J. Davis
Joni Evans
Arnold S. Hiatt
Ehud Houminer
Richard C. Leone
Hans C. Mautner
Robin A. Melvin*
Burton N. Wallack
John E. Zuccotti*

Auction Preferred Stock Directors

Officers

President
    J. David Officer
Executive Vice President
    A. Paul Disdier
Vice President
    Mark N. Jacobs
Vice President and Secretary
    Michael A. Rosenberg
Vice President and Assistant Secretaries
    James Bitetto
    Joni Lacks Charatan
    Joseph M. Chioffi
    Janette E. Farragher
    John B. Hammalian
    Robert R. Mullery
    Jeff Prusnofsky
Treasurer
    James Windels
Assistant Treasurers
    Robert Robol
    Robert Svagna
    Gavin C. Reilly
Chief Compliance Officer
    Joseph W. Connolly

Portfolio Managers:

Joseph P. Darcy
A. Paul Disdier
Douglas J. Gaylor
Joseph A. Irace
Colleen A. Meehan
W. Michael Petty
Bill Vasiliou
James Welch
Monica S. Wieboldt

Investment Adviser

The Dreyfus Corporation

Custodian

Mellon Trust of
New England, N.A.

Counsel

Stroock & Stroock & Lavan LLP

Transfer Agent, Dividend Disbursing Agent and Registrar

The Bank of New York (Common Stock)
Deutsche Bank Trust Company America
(Auction Preferred Stock)

Auction Agent

Deutsche Bank Trust Company America
(Auction Preferred Stock)

Stock Exchange Listing

NYSE Symbol: LEO

Initial SEC Effective Date

9/23/87

The Net Asset Value appears in the following publications: Barron's, Closed-End Bond Funds section under the heading "Municipal Bond Funds" every Monday; Wall Street Journal, Mutual Funds section under the heading "Closed-End Bond Funds" every Monday; New York Times, Business section under the heading "Closed-End Bond Funds—National Municipal Bond Funds" every Sunday.

Notice is hereby given in accordance with Section 23(c) of the Investment Company Act of 1940, as amended, that the fund may purchase shares of its common stock in the open market when it can do so at prices below the then current net asset value per share.

For More Information

Dreyfus Strategic Municipals, Inc.
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Trust of
New England, N.A.
One Boston Place
Boston, MA 02108

Transfer Agent & Dividend Disbursing Agent and Registrar (Common Stock)

The Bank of New York
101 Barclay Street
New York, NY 10286

Ticker Symbol: LEO

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0853SA0307